REYNOLDS AMERICAN TO ACQUIRE LORILLARD*
TRANSACTION CURRENTLY VALUED AT $68.88 PER SHARE   ($27.4 BILLION TOTAL)
*The transaction is subject to customary closing conditions including approval by shareholders of Reynolds American, Lorillard and Imperial, as well as regulatory approval. Reynolds American expects the transaction to close in the first half of 2015, pending regulatory approvals.
TRANSACTION HIGHLIGHTS REYNOLDS AMERICAN
PRO-FORMA OWNERSHIP
British American Tobacco 42%
Lorillard Shareholders 15%
Remaining Shareholders 43%
Total 100%
PLAYER REYNOLDS AMERICAN LORILLARD IMPERIAL BRITISH AMERICAN
TOBACCO
Key Facts
• Combination projected to have
over $11 billion in revenues and
approximately $5 billion in
operating income
• Reynolds American’s operating
companies will have growth
pillars across key industry
categories: combustible
cigarettes; smokeless tobacco;
and the growing e-cigarette
market
• Newport leads the U.S. menthol
category and will be key
addition to R.J. Reynolds’
portfolio
• Lorillard reported that Newport
ended 2013 with a 12.6 percent
share of market, and the brand
has demonstrated a solid
growth trajectory over the past
three decades
• Imperial has agreed to purchase the
KOOL, Salem, Winston, Maverick and
blu eCigs brands & other assets &
liabilities for a total consideration of
$7.1 billion in cash
• Transaction creates much larger and
more competitive U.S. player
• Brand addition will more than triple
Imperial’s U.S. cigarette market share
and establish it as a leading
competitor in the growing e-cigarette
category
• Company to invest
approximately $4.7
billion to fund
transaction
• Maintains 42%
ownership of
Reynolds American
Current
Portfolios
R.J. Reynolds
Brands
Retail Market
Share (Actual)**
Lorillard Brands Retail Market
Share (Actual)**
Imperial  Brands Retail Market
Share (Actual)**
-- --
Camel 9.8% Newport 11.0% USA Gold 1.0% -- --
Pall Mall 9.3% Maverick 1.9% Sonoma 0.5% -- --
KOOL 1.7% All Other 0.1% All Other 1.0% -- --
Salem 1.2% -- --
Winston 2.2% -- --
All Other 2.5% -- --
Total 26.7% Total 13.0% Total 2.5% -- --
Pro-Forma
Portfolios
R. J. Reynolds
Brands
Pro-Forma -- -- Imperial Brands Pro-Forma -- --
Newport 11.0% -- -- USA Gold 1.0% -- --
Camel 9.8% -- -- KOOL 1.7% -- --
Pall Mall 9.3% -- -- Salem 1.2% -- --
All Other 2.6% -- -- Winston 2.2% -- --
-- -- Maverick 1.9% -- --
-- -- All Other 1.5% -- --
Total 32.7% -- -- Total 9.5% -- --
Share
Increase
6.0% -- -- 7.0% -- --
blu 35.4%***
Source:  Information Resource Inc. / Capstone
** Twelve Months Ended December 31, 2013
Source for b: MSAI-ECIG STR
*** Year-to-date 2014
Filed by Reynolds American Inc.
Commission File No. 1-32258
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Lorillard, Inc.
Commission File No. 001-34097
Date: July 15, 2014
• Reynolds American will have a strong, balanced portfolio of iconic brands across key categories
• Acquisition results in complementary geographic strengths and enhanced competitive position
• Transaction supports Reynolds American’s ongoing efforts to lead the transformation of the tobacco industry
• Synergies and greater sales volumes generated by this combination will better position Reynolds
American’s operating companies to  fuel continued investment in brand building, R&D and innovation for the long-term future of the company

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.